EXHIBIT 99.1
Press Release dated November 6, 2009

THIRD QUARTER 2009
Report to shareholders for the period ended September 30, 2009

Suncor Energy releases first quarterly results following merger with Petro-Canada

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures on page 23 of Suncor's 2009 third quarter management's discussion and analysis (MD&A). This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

On August 1, 2009, Suncor Energy Inc. completed its merger with Petro-Canada. The three and nine month amounts ending September 30, 2009 reflect results of the post-merger Suncor from August 1, 2009 together with results of legacy Suncor only from January 1 through July 31, 2009. The comparative figures reflect solely the 2008 results of legacy Suncor. For further information with respect to the merger transaction, please refer to note 3 to the September 30, 2009 unaudited interim consolidated financial statements.

Suncor Energy Inc. recorded third quarter 2009 net earnings of $929 million ($0.74 per common share), compared to $815 million ($0.87 per common share) in the third quarter of 2008. Operating earnings (1) in the third quarter of 2009 were $288 million ($0.23 per common share), compared to $810 million ($0.87 per common share) in the third quarter of 2008.

Cash flow from operations (2) was $574 million in the third quarter of 2009, compared to $1.146 billion in the third quarter of 2008.

"This was a milestone quarter in Suncor's history and a very productive one as we closed our merger with Petro-Canada and started an extensive integration of our operations across the new company," said Rick George, president and chief executive officer. "The integration work we've completed in just a little over three months is already yielding some significant efficiencies that will enable Suncor to come out of this cycle stronger than ever as a globally competitive energy producer."

(1)
Non-GAAP measure. See page 2 for a reconciliation of net earnings to operating earnings.

(2)
Non-GAAP measure. Calculation of this measure has been revised, and prior period comparative figures have been restated. See page 23 of our 2009 third quarter MD&A.

(3)
Does not include Suncor's proportionate production share from the Syncrude joint venture.

(4)
Post-merger production for the final two months of third quarter 2009 averaged 593.2 thousands of boe per day (excluding Suncor's share of the Syncrude joint venture, which averaged 37.4 thousands of boe per day for the final two months of third quarter 2009).

(5)
Non-GAAP measure. See page 23 of our 2009 third quarter MD&A.

Operating Earnings

Operating earnings is a non-GAAP measure that the company uses to evaluate operating performance, allowing better comparability between periods. Operating earnings is calculated by adjusting net earnings for significant one-time items and items that are not indicative of operating performance. See page 23 of our 2009 third quarter MD&A for discussion of non-GAAP financial measures.

	Three months ended September 30		Nine months ended September 30
($ millions, after-tax)	2009	2008	2009	2008

Net earnings as reported	929	815	689	2 352
Change in fair value of commodity derivatives	(237)	(125)	435	(52)
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(386)	150	(643)	207
Mark-to-market valuation of stock-based compensation	72	(36)	116	(57)
Project start-up costs	9	6	21	21
Impact of income tax rate adjustments on future income tax liabilities(1)	152	—	152	—
Costs related to deferral of growth projects	39	—	150	—
Gain on effective settlement of pre-existing contract with Petro-Canada(2)	(438)	—	(438)	—
Impact of recording acquired inventory at fair value(3)	97	—	97	—
Merger and integration costs	51	—	67	—

Operating earnings	288	810	646	2 471

(1)
Increase in the future income tax liabilities resulting from a revised provincial allocation for income tax purposes due to the merger with Petro-Canada (see note 14 of the September 30, 2009 unaudited interim consolidated financial statements).

(2)
Impact from deemed settlement value assigned to bitumen processing contract with Petro-Canada upon close of merger (see note 3 of the September 30, 2009 unaudited interim consolidated financial statements).

(3)
Inventory acquired through the merger at fair value was sold during the third quarter of 2009, resulting in a one-time negative impact to earnings.

The decrease in operating earnings and cash flow from operations was primarily due to lower price realizations, as benchmark commodity prices were significantly weaker in the third quarter of 2009 compared to the same period in 2008, and higher operating expenses at our oil sands operations as a result of increased production and sales volumes. These factors were partially offset by increased upstream production resulting from the merger with Petro-Canada and improved operational performance in our existing oil sands assets.

Net earnings for the first nine months of 2009 were $689 million compared to $2.352 billion for the same period in 2008. Operating earnings in the first nine months of 2009 were $646 million, compared to $2.471 billion in the first nine months of 2008. Cash flow from operations was $1.670 billion in the first nine months of 2009, compared to $3.826 billion for the same period in 2008. The year-to-date decreases in earnings and cash flow from operations were primarily due to the same factors that impacted third quarter results.

After completion of the merger with Petro-Canada, Suncor's total upstream production during the final two months of the third quarter of 2009 averaged 630,600 barrels of oil equivalent (boe) per day. Additional production resulting from the merger accounted for 289,400 boe per day. Upstream production from Suncor's legacy oil sands and natural gas operations averaged 339,900 boe per day in the third quarter of 2009, compared to 281,000 boe per day in the third quarter of 2008.

Oil Sands production (excluding proportionate production share from the Syncrude joint venture) contributed an average 305,300 barrels per day (bpd) in the third quarter of 2009, compared to third quarter 2008 production of 245,600 bpd. The increased production was primarily due to improved operational reliability in the third quarter of 2009. Production in the comparative quarter of 2008 was negatively impacted by unplanned maintenance shutdowns in our upgrading and extraction assets, as well as wet weather that impacted mine production. Based on results from the first nine months of 2009 and our expectations for the fourth quarter, the Oil Sands production outlook has been narrowed to 290,000 to 305,000 bpd.

As a result of the merger, Suncor holds a 12% share in the Syncrude oil sands joint venture located close to Suncor's existing oil sands operations in Fort McMurray, Alberta.

             Suncor Energy Inc.
 002    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Syncrude operations contributed an average 37,400 bpd of sweet crude production for August and September, 2009.

After completion of the merger, production from Suncor's natural gas business during the final two months of the third quarter of 2009 averaged 772 million cubic feet equivalent (mmcfe) per day. Additional production resulting from the merger accounted for 563 mmcfe per day. Production from Suncor's legacy natural gas operations averaged 208 mmcfe per day in the third quarter of 2009, compared to 213 mmcfe per day in the third quarter of 2008. This decrease in production was primarily due to shut-in production in the Elmworth area and the sale of certain non-core assets in the second quarter of 2009.

East Coast Canada production contributed an average 49,600 bpd during the final two months of the third quarter of 2009, while production from our International segment (comprising our assets in the North Sea and other International areas) contributed an average 108,600 bpd during the final two months of the third quarter of 2009. Production for both the East Coast Canada and International segments was lower than capacity primarily as a result of planned and unplanned maintenance and the tie-in of the North Amethyst extension at White Rose.

Cash operating costs for our oil sands operations (excluding Syncrude) averaged $32.25 per barrel in the third quarter of 2009, compared to $34.00 per barrel during the third quarter of 2008. The decrease in cash operating costs per barrel was primarily due to the increase in production and a decrease in natural gas input prices. These factors were partially offset by an increase in operational expenses due to the inclusion of operating costs from MacKay River in the third quarter of 2009. The merger with Petro-Canada did not result in increased oil sands production (excluding Syncrude), as production from MacKay River was included in Suncor's reported production from January 1 to July 31, 2009 as volumes processed by Suncor under a processing fee agreement. Based on results from the first nine months of 2009 and expectations for the fourth quarter, our cash operating costs outlook has been lowered to $32.00 to $34.00 per barrel.

Growth and operational update

As a result of the completion of the merger with Petro-Canada on August 1, 2009, Suncor became Canada's largest energy company and the fifth largest North American-based energy company by market value. The company is now working through capital and operating efficiencies that we expect to result in synergies for operating and capital expenditures. We have also begun the process of reviewing all capital projects with a view to directing capital investment toward projects with the strongest near-term cash flow potential, highest anticipated return on capital and lowest risk.

"These were necessary steps to get us on a footing where we can compete on the global stage as one of the largest independent energy companies in the world," said George. "With our new organization largely in place and our review of investment opportunities well underway, we expect to be in a position to begin translating strategy into action in the coming weeks, at which time we will announce our 2010 capital budget."

As part of its strategic business alignment and subject to Board of Directors approval, Suncor plans to divest of a number of non-core assets. The proposed divestments identified to date include certain natural gas assets in Western Canada and the United States Rockies, all Trinidad and Tobago assets and certain non-core North Sea assets. Once the natural gas portion of the divestment program is complete, our natural gas assets are expected to provide a solid foundation to support long-term growth in our core oil sands business while targeting a low-cost position among North American natural gas producers, with a growing focus on unconventional gas.

During the third quarter of 2009, the Steepbank extraction plant was completed on schedule and within the revised budget disclosed in our 2009 second quarter report. The plant began operations in late September and is expected to result in improved reliability and productivity within our oil sands business beginning in the fourth quarter of 2009. The Firebag sulphur plant was also completed on schedule and on budget during the third quarter of 2009. It is ready to operate and is expected to support sulphur emissions reductions for existing and planned in-situ development.

Suncor also announced in October 2009, that it is resuming the expansion of its St. Clair Ethanol Plant near Sarnia, Ontario. The $120 million construction project, expected to be completed in late 2010 or early 2011, is expected to double the plant's current ethanol production capacity from 200 to 400 million litres per year.

On August 28, Cow Harbour Construction employee Michael Shannahan died following injuries sustained while working at Suncor's oil sands facility. "This is a harsh reminder that in everything we do, nothing is more important than protecting ourselves and others from harm," said Rick George.

Suncor is cooperating with an investigation into the accident by Alberta Workplace Health and Safety.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    003

Outlook

Suncor's outlook provides management's targets for 2009 in certain key areas of the company's business.

	Nine Month Actuals Ended September 30, 2009	2009 Full Year Outlook

Oil Sands (1), (2)
Production (bpd)	294,800	290,000 to 305,000
Sales
Diesel	11%	11%
Sweet	36%	36%
Sour	49%	49%
Bitumen	4%	4%
Realization on crude sales basket (3)	WTI @ Cushing less Cdn$5.84 per barrel	WTI @ Cushing less Cdn$5.50 to Cdn$6.00 per barrel
Cash operating costs (4)	$32.40 per barrel	$32.00 to $34.00 per barrel

	Two Month Actuals Ended September 30, 2009	2009 Fourth Quarter Outlook

Natural Gas (5)
Production (6) (mmcf equivalent per day)	772	760 to 775
Natural gas	88%	88%
Crude oil and liquids	12%	12%

East Coast Canada
Production (bpd)	49,600	60,000 to 65,000

International
Production (boe per day)	108,600	130,000 to 140,000
Crude oil and liquids	83%	86%
Natural gas	17%	14%

(1)
Excludes Suncor's proportionate production share from the Syncrude joint venture. Our post-merger average production share of the Syncrude joint venture for August and September 2009 averaged 37,400 bpd.

(2)
Based on third quarter results and expectations for the fourth quarter, the outlook for Oil Sands production, cash operating costs, sales volume split and realization on crude sales basket has been adjusted. The June 30 Oil Sands production outlook was 300,000 (+5%/-10%) with a corresponding cash operating costs range of $33.00 to $38.00. The sales volume split was diesel 10%, sweet 38%, sour 49% and bitumen 3% and the realization on crude sales basket was WTI @ Cushing less Cdn$4.50 to Cdn$5.50.

(3)
Excludes the impact of hedging activities.

(4)
Cash operating cost estimates are based on the following assumptions: (i) production volumes and sales mix as described in the table above; and (ii) a natural gas price of $3.53 per gigajoule ($3.73 per mcf) at AECO. Based on third quarter results and expectations for the balance of the year, the natural gas price assumption has been reduced from the previous $4.50 per gigajoule at AECO. Until July 31, 2009 this target included costs incurred for third-party bitumen processing. This goal does not include costs related to deferral of growth projects.

(5)
To provide context for our fourth quarter production outlook for all of our natural gas properties, post-merger average production over August and September 2009 is provided. Average production for legacy Suncor's natural gas assets in the first nine months of 2009 was 212 mmcf equivalent per day, with 92% natural gas and 8% liquids.

(6)
Production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

This outlook is based on Suncor's current estimates, projections, assumptions and year-to-date performance for the 2009 fiscal year and is subject to change. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. Assumptions for the Oil Sands 2009 full year outlook include reliability and operational efficiency initiatives which we expect to minimize unplanned maintenance in 2009. Assumptions for the Natural Gas, East Coast Canada and International 2009 fourth quarter outlook include reservoir performance, drilling results, facility reliability, changes in OPEC production quotas and successful execution of planned turnarounds.

             Suncor Energy Inc.
 004    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Factors that could potentially impact Suncor's operations and financial performance for the remainder of 2009 include:

•
Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in-situ reservoir performance could impact 2009 production targets.

•
Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be impacted by unplanned maintenance.

•
Unplanned maintenance. Production estimates could be impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•
Crude oil hedges. Suncor has hedging agreements for approximately 160,000 bpd for the remainder of 2009 and for 50,000 bpd in 2010. For further details of our hedging activities, see page 20 in Suncor's third quarter MD&A.

•
Commodity prices. Significant declines in natural gas commodity prices could result in the shut-in of some of our natural gas production.

•
Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor's operations in Libya may be constrained by OPEC quotas.

The preceding paragraphs and table contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond the company's control. For additional information on risks, uncertainties and other factors that could cause actual results to differ, please see page 25 in Suncor's third quarter MD&A.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    005